UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 2001

                                      OR

[   ]    TRANSITION  REPORT  PURSUANT  TO  SECTION  15 (d)  OF  THE  SECURITIES
         EXCHANGE  ACT OF 1934

           For the transition period from __________ to __________

                       COMMISSION FILE NUMBER 001-12929

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


       COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               COMMSCOPE, INC.
                               ---------------
            (Exact name of registrant as specified in its charter)

                  DELAWARE                          36-4135495
        (State or other jurisdiction of           (I.R.S. Employer
         incorporation or organization)          Identification No.)

                    1100 COMMSCOPE PLACE SE, P.O. BOX 339
                        HICKORY, NORTH CAROLINA 28603
                   (Address of principal executive offices)
                                  (Zip Code)

                                (828) 324-2200
             (Registrant's telephone number, including area code)

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

Financial Statements as of December 31, 2001 and 2000 and for Each of the Three Years in the Period Ended December 31, 2001,
Supplemental Schedules for the
Year Ended December 31, 2001,
and Independent Auditors' Report

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------

                                                                       Page

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of December
        31, 2001 and 2000                                               2
  Statements of Changes in Net Assets Available for Benefits for
        the Years Ended December 31, 2001, 2000 and 1999                3
  Notes to Financial Statements                                        4-7

SUPPLEMENTAL SCHEDULES:
  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
        (Held at End of Year) as of December 31, 2001                   8
  Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable
        Transactions for the Year Ended December 31, 2001               9



NOTE:The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by Section 2520 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrator
  of CommScope, Inc. of North Carolina
  Employees Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP

Hickory, North Carolina
May 21, 2002

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

ASSETS                                                   2001           2000

INVESTMENTS (Notes 1, 2, 3, 4 and 5)                 $122,309,673   $111,818,720
                                                     ------------   ------------

RECEIVABLES:
  Employer's contribution                                  70,363        194,237
  Participants' contributions                             222,472        598,235
                                                     ------------   ------------
           Total receivables                              292,835        792,472
                                                     ------------   ------------

TOTAL ASSETS                                          122,602,508    112,611,192

LIABILITIES - Excess contributions refundable               6,235         18,897
                                                     ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS                    $122,596,273   $112,592,295
                                                     ============   ============


See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

                                                             2001             2000             1999
ADDITIONS:
  Investment income (loss):
    Net (depreciation) appreciation in fair value of
      investments (Notes 2, 3 and 4)                   $  (1,608,662)   $ (26,130,356)   $  18,433,174
    Interest and dividend income (Note 2)                  4,286,306        5,983,434        4,933,008
                                                       -------------    -------------    -------------
           Total investment income (loss)                  2,677,644      (20,146,922)      23,366,182

  Contributions:
     Employer's contributions (Note 1)                     9,232,136        8,072,003        5,459,083
     Participants' contributions (Note 1)                  5,754,442        6,061,636        4,794,962
     Participants' rollover contributions (Note 1)           936,198        1,202,433          301,348
                                                       -------------    -------------    -------------
           Total contributions                            15,922,776       15,336,072       10,555,393
                                                       -------------    -------------    -------------

           Total additions, net                           18,600,420       (4,810,850)      33,921,575

DEDUCTIONS - Benefits paid to participants                 8,596,442        7,501,684        7,167,816
                                                       -------------    -------------    -------------

NET INCREASE (DECREASE)                                   10,003,978      (12,312,534)      26,753,759

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                      112,592,295      124,904,829       98,151,070
                                                       -------------    -------------    -------------

  End of year                                          $ 122,596,273    $ 112,592,295    $ 124,904,829
                                                       =============    =============    =============


See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     General - The Plan is a defined contribution plan covering all eligible domestic employees of CommScope, Inc. of North Carolina and subsidiaries ("CommScope" or the "Company"). Eligibility for participation in the salary deferral savings and Company-match portions of the Plan occurs on the first day of the calendar month following the completion of one hour of service. Eligibility for participation in the employer discretionary profit-sharing portion of the Plan occurs on the first day of the calendar month following the completion of 1,000 hours of service in a 12-month period. The Compensation Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Vanguard Fiduciary Trust Company ("Vanguard") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan was amended, effective June 1, 2000, to change its name from CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan to CommScope, Inc. of North Carolina Employees Retirement Savings Plan.

     The Plan was amended effective January 1, 1995 to allow a participant to elect a cash-option distribution for a portion of the employer discretionary profit-sharing portion of the Plan. Under this amendment, a participant may elect to receive up to 30% of his employer discretionary profit-sharing contribution in cash. If this election is not made, the cash-option deferral is allocated to the participant's account based on the participant's investment elections. The remaining 70% of the employer discretionary profit-sharing contribution is also allocated to the participant's account based on the participant's investment elections. During 2001, the discretionary profit-sharing contribution consisted of $721,027 in cash-option deferrals and $6,772,939 for the remaining 70% of contributions. During 2000, the discretionary profit-sharing contribution consisted of $685,957 in cash-option deferrals and $5,670,187 for the remaining 70% of contributions. During 1999, the discretionary profit-sharing contribution consisted of $406,995 in cash-option deferrals and $3,533,028 for the remaining 70% of contributions.

     Contributions - Each year, participants may contribute any whole percentage up to 10% of their pretax annual base compensation, as defined in the Plan. For each plan year, the Company may make a matching contribution equal to 50% of the first 4% of base compensation that a participant contributes to the Plan through salary-reduction contributions. The Company may increase its matching contribution for any plan year in a consistent and nondiscriminatory manner. In addition, for each plan year, the Company may make a discretionary cash contribution to the Plan in such amount as approved by the Board of Directors. Contributions are subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

     Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and allocations of (a) the Company's discretionary contributions and (b) plan earnings, and charged with an allocation of plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Investments - Participants direct the investment of their contributions in increments of 10 percent into various investment options offered by the Plan. Company-matching contributions are nonparticipant-directed in that they are automatically invested in the CommScope Stock Fund. The Company's discretionary profit-sharing contributions, including cash-option deferrals, are allocated to any of the 10 investment options, as directed by the participants. The Plan currently offers 8 mutual funds, a common trust fund and a company stock fund as investment options for participants.

     Vesting - Participants are immediately vested in their salary-reduction contributions, Company-matching contributions, cash-option deferrals and related earnings. Participants become fully vested in the Company's discretionary profit-sharing contributions and related earnings over a period of five years of continuous employment with the Company, involuntary termination related to a permanent layoff, reaching age 65, permanent disability, death or termination of the Plan. If a participant terminates employment before he has a fully vested interest in his account for reasons other than those listed above, the amount of the Company's discretionary contribution which is not fully vested is forfeited by the participant and is used to reduce future Company-matching and discretionary contributions.

     Participant Loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime rate plus 1%. The participant is required to repay the loan in equal installments to be made not less frequently than quarterly and can elect a 1 to 5 year repayment plan or up to 15 years for the purchase of a primary residence.

     Payment of Benefits - Withdrawals from a participant's account are permitted upon reaching age 59 1/2, termination, retirement, death, disability or financial hardship, as defined by the Plan. Distributions are generally paid in a single lump sum in cash or in cash plus that number of whole shares allocated to the participant's account in the CommScope Stock Fund. However, distributions may also be made on an installment basis, as allowed by the Plan. In addition, vested participants who are eligible for distributions may elect to defer their distribution and continue investment in the Plan up to age 70 1/2. The Plan allows participants who attain age 70 1/2 the election to have life expectancies recalculated.

     Forfeitures - At December 31, 2001, forfeited nonvested accounts totaled $140,781. These accounts will be used to reduce future Company-matching and/or discretionary profit-sharing contributions. During 2001, Company-matching contributions were reduced by $70,712 from forfeited nonvested accounts.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in the common trust fund are stated at estimated fair values, which have been determined based on the unit values of the fund. Unit values are determined by the organization sponsoring such common trust fund by dividing the funds' net assets at fair value by the units outstanding at each valuation date. The CommScope Stock Fund is valued at year-end unit closing price (comprised of year-end market price for shares held by the funds plus the value of money-market reserves). The loans to participants are valued at cost plus accrued interest, which approximates fair value.

     Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     Expenses - All administrative expenses of the Plan are paid by the Company.

     Payments of Benefits - Benefit payments are recorded when paid.


3.   INVESTMENTS

     The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000 are as follows:

                                                                         December 31,
                                                                  -------------------------
                                                                     2001          2000

     Vanguard Wellington Fund, 895,741 and 797,996 shares,
       respectively                                               $24,417,912   $22,511,476
     Vanguard Federal Money Market Fund, 20,508,185 and
       18,176,990 shares, respectively                             20,508,185    18,176,990
     Vanguard 500 Index Fund, 231,540 and 222,429
       shares, respectively                                        24,517,820    27,105,162
     Vanguard U.S. Growth Fund, 227,153 shares                           --       6,280,794
     Vanguard Retirement Savings Trust, 7,541,548 and 5,756,082
       shares, respectively                                         7,541,548     5,756,082
     CommScope Stock Fund, 1,140,537 and 1,077,545 shares,
       respectively                                                24,259,226*   17,846,843*
     Loans to participants                                          7,462,966     7,188,773


        *  Nonparticipant-directed.


     During 2001, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by ($1,608,662), ($26,130,356) and $18,433,174, respectively, as follows:

                                          Years Ended December 31,
                               --------------------------------------------
                                   2001             2000            1999

     Mutual funds              $ (6,940,003)   $ (5,768,675)   $  4,884,016
     Company stock funds          5,331,341     (20,361,681)     13,549,158
                               ------------    ------------    ------------
                               $ (1,608,662)   $(26,130,356)   $ 18,433,174
                               ============    ============    ============

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2001 and 2000, and for the three years in the period ended December 31, 2001:

                                                           December 31,
                                                  ----------------------------
                                                       2001            2000

     Net assets - CommScope Stock Fund            $ 24,259,226    $ 17,846,843

                                                            Years Ended December 31,
                                                  --------------------------------------------
                                                       2001            2000           1999
     Changes in net assets:

       Investment income (loss)                   $  5,354,027    $(20,355,551)   $ 13,445,325
       Employer's contributions                      2,804,891       1,738,559       1,454,086
       Participants' contributions                     941,419         802,259         394,769
       Participants' rollover contributions            550,576         222,303          64,654
       Benefits paid to participants                (1,432,189)     (1,554,645)     (1,102,189)
       Transfers (to) from participant-directed
         investments                                (1,806,341)      9,967,109       3,770,262
                                                  ------------    ------------    ------------
     Net change                                      6,412,383      (9,179,966)     18,026,907

     CommScope Stock Fund:

       Beginning of year                            17,846,843      27,026,809       8,999,902
                                                  ------------    ------------    ------------

       End of year                                $ 24,259,226    $ 17,846,843    $ 27,026,809
                                                  ============    ============    ============


5.   RELATED PARTY TRANSACTIONS

     Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.


6.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.


7.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated August 9, 1996, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                Description of Investment,
     Identity of Issue,          Including Maturity Date,
      Borrower, Lessor         Rate of Interest, Collateral,                                    Current
      or Similar Party             Par or Maturity Value                        Cost             Value


     *  Vanguard              Vanguard Wellington Fund                            **          $ 24,417,912

     *  Vanguard              Vanguard Federal Money Market Fund                  **            20,508,185

     *  Vanguard              Vanguard GNMA Fund                                  **             5,298,707

     *  Vanguard              Vanguard 500 Index Fund                             **            24,517,820

     *  Vanguard              Vanguard STAR Fund                                  **             1,541,963

     *  Vanguard              Vanguard U.S. Growth Fund                           **             5,376,036

     *  Vanguard              Vanguard International Growth Fund                  **             1,208,082

     *  Vanguard              Vanguard Extended Market Index Fund                 **               177,228

     *  Vanguard              Vanguard Retirement Savings Trust                   **             7,541,548

     *  CommScope             CommScope Stock Fund                          $ 28,085,621        24,259,226

     *  Participant loans     Participant loans (maturing 2002 to 2017
                              at interest rates ranging from 6% to 11%)           **             7,462,966
                                                                                              ------------
        TOTAL                                                                                 $122,309,673
                                                                                              ============


     * Permitted  party-in-interest.
     ** Cost information is not required for participant-directed investments and, therefore, is not included.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                                    Current
                                                                                    Value of
                                                                                    Asset on
   Identity of                             Purchase      Selling       Cost of     Transaction
  Party Involved   Description of Asset     Price         Price         Asset         Date          Net Loss

     CommScope     CommScope Stock Fund:
                      177 purchases       $8,020,649    $     --      $8,020,649    $8,020,649    $      --
                      217 sales                 --       6,938,483     8,489,009     6,938,483     (1,550,526)

                             SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              CommScope, Inc. of North Carolina
                              Employees Retirement Savings Plan

June 24, 2002                 /s/ Jearld L. Leonhardt
-------------                 --------------------------------------------
Date                          Jearld L. Leonhardt
                              Executive Vice President, Finance and
                              Administration signing both in his capacity
                              as Executive Vice President on behalf of the
                              Registrant and as Chief Financial Officer of
                              the Registrant and as a Member of the
                              CommScope, Inc. of North Carolina Employees
                              Retirement Savings Plan Investment Committee

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-39072, 333-54017, 333-33555 and 333-29725 of CommScope, Inc. on Form S-8 of
our report dated May 21, 2002, appearing in this Annual Report on Form 11-K of CommScope, Inc. of North Carolina Employees Retirement Savings Plan for the year ended December 31, 2001.


/s/ Deloitte & Touche LLP

Hickory, North Carolina
June 24, 2002